UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 13, 2023

FREEDOM ACQUISITION I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Current Report on Form 8-K/A (this “Amendment”) is being filed to amend the Current Report on Form 8-K filed by Freedom on July 14, 2023 (the “Form 8-K”) to correct scrivener errors in Item 1.01 and Item 8.01 of the Form 8-K under the heading “PIPE Financing (Private Placement)” related to the number of Class B ordinary shares of Freedom to be transferred by the Sponsor to the PIPE Investors and in Item 8.01 of the Form 8-K under the heading “Redemptions” related solely to the Class A Ordinary Shares that holders validly elected to redeem, and their corresponding aggregate value, as of July 13, 2023. The sole purpose of this Amendment is to correct these scrivener errors, and except as amended by this Amendment, no other amendments are made to the Form 8-K. Capitalized terms not defined herein have the meaning given to them in the Form 8-K.

Item 1.01	Entry Into A Material Definitive Agreement.

PIPE Financing (Private Placement)

On July 13, 2023, Freedom and Freedom Acquisition I LLC, a Cayman Islands limited liability company (the “Sponsor”) entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Freedom agreed to issue and sell to such investors, immediately prior to (but subject to), the Business Combination between Freedom and Complete Solaria, an aggregate of 563,000 shares of common stock of Freedom for a purchase price of $10.00 per share, for aggregate gross proceeds of $5,630,000 (the “PIPE Financing”). In connection with the PIPE Financing, pursuant to the Subscription Agreements the Sponsor shall transfer to the PIPE Investors, on a pro rata basis, for no consideration an aggregate of 563,000 shares of Class B ordinary shares of Freedom concurrently with the issuance of the subscribed shares.

Item 8.01	Other Events.

Redemptions

In connection with the previously disclosed extraordinary general meeting of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria, holders of Class A Ordinary Shares have the right to elect to redeem all or a portion of their Class A Ordinary Shares for a per share price calculated in accordance with Freedom’s organizational documents. As of July 13, 2023, holders of 10,833,004 shares of Class A Ordinary Shares had validly elected to redeem their Class A Ordinary Shares for a full pro rata portion of the trust account holding the proceeds from Freedom’s initial public offering, or approximately $10.56 per share and $114,443,068.95 in the aggregate. Freedom may accept reversals of elections to redeem Class A Ordinary Shares by holders of Class A Ordinary Shares prior to the closing of the Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: July 14, 2023	By:	/s/ Adam Gishen
	Name:	Adam Gishen
	Title:	Chief Executive Officer